Exhibit 107

Calculation of Filing Fee Tables

FORM SC TO
(Form Type)

RENT THE RUNWAY, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to Be Paid	$16,644,412.80	(1)	0.01102%	(2)	$1,834.21	(2)
Fees Previously Paid	—				—
Total Transaction Valuation	$16,644,412.80	(1)
Total Fees Due for Filing					$1,834.21	(2)
Total Fees Previously Paid					—
Total Fee Offsets					—
Net Fee Due					$1,834.21	(2)

(1)
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of the Issuer’s Class A common stock and Class B common stock, as applicable, that may be eligible for exchange in the offer will be exchanged pursuant to the offer. This calculation assumes options to purchase an aggregate of 3,878,155 shares of the Issuer's Class A common stock and 3,057,017 shares of the Issuer’s Class B common stock, having an aggregate value of $16,644,412.80 based on the average high and low prices of our Class A common stock on June 8, 2023.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $110.20 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.